                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                            ------------------------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)

                          TENDER OFFER STATEMENT UNDER
                         SECTION 14(d) (l) OR 13(e) (l)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (Amendment No. 3 - Final Amendment)

                            ------------------------

                              THE JUDGE GROUP, INC.
                       (Name of Subject Company (Issuer) )

                  JUDGE GROUP ACQUISITION CORPORATION (Offeror)
                         MARTIN E. JUDGE, JR. (Offeror)
                            MICHAEL A. DUNN (Offeror)
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    481271104
                      (CUSIP Number of Class of Securities)

                              Martin E. Judge, Jr.
                                    President
                       Judge Group Acquisition Corporation
                            Two Bala Plaza, Suite 800
                         Bala Cynwyd, Pennsylvania 19004
                                 (610) 667-7700
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    COPY TO:

                          Michael P. Gallagher, Esquire
                                  J. Peter Wolf
                               Pepper Hamilton LLP
                                 400 Berwyn Park
                                899 Cassatt Road
                         Berwyn, Pennsylvania 19312-1183
                                 (610) 640-7800

                            CALCULATION OF FILING FEE
Transaction Valuation*                                   Amount of Filing Fee**
      $6,952,624                                                  $563

* Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $5,289,435, the product of $1.05, the per share tender offer price (the "Offer Price") for all of the outstanding shares of common stock of The Judge Group, Inc. ("Judge Group") and 5,037,557, the number of outstanding shares sought in the offer and (b) $1,663,189, the product of the Offer Price and 1,483,989 shares underlying all vested options and 100,000 shares underlying warrants to purchase shares of common stock of Judge Group.

** The amount of the filing fee, calculated in accordance with the fee for Sections 13(e) and 14(g) of the Securities Exchange Act of 1934, as amended, equals $80.90 per million of the maximum offering price, pursuant to which securities will be offered for purchase.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                        Filing Party:
      Amount Previously Paid: $1,058        Judge Group Acquisition Corporation
Form or Registration No.: Not Applicable          Date Filed: May 19, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [X]        third-party tender offer subject to Rule 14d-1.
                  [ ]        issuer tender offer subject to Rule 13e-4.
                  [X]        going-private transaction subject to Rule 13e-3.
                  [X]        amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MARTIN E. JUDGE, JR.

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSONS  Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   11,878,252
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   11,878,252
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,878,252
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          88%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
____________________________________________________________________________

_______________________________________________________________________________

    1      NAME OF REPORTING PERSON                        MICHAEL A. DUNN

           SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSONS  Not Applicable
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*

           00 & BK
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   11,878,252
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   11,878,252
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,878,252
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          88%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IN
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
____________________________________________________________________________

_______________________________________________________________________________

    1  NAME OF REPORTING PERSON                         JUDGE GROUP ACQUISITION
                                                        CORPORATION

       SSN OR IRS IDENTIFICATION NO. OF ABOVE PERSONS   Not Applicable
______________________________________________________________________________

    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [X]
                                                                 (b)  [ ]
______________________________________________________________________________

    3  SEC USE ONLY
______________________________________________________________________________

    4  SOURCE OF FUNDS*

       00 & BK
______________________________________________________________________________

    5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                 [ ]
______________________________________________________________________________

    6  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   0
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   11,878,252
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   11,878,252
_______________|_____|_________________________________________________________

   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,878,252
______________________________________________________________________________

   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                [ ]
______________________________________________________________________________

   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       88%
______________________________________________________________________________

   14  TYPE OF REPORTING PERSON*
       CO
_____________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT
____________________________________________________________________________

                                   SCHEDULE TO

         This Amendment No. 3 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on May 19, 2003, and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003 and Amendment No. 2 filed with the SEC on June 16, 2003 (as so amended, the "Schedule TO"), relating to the offer by Judge Group Acquisition Corporation (the "Purchaser"), a Pennsylvania corporation, to purchase all of the issued and outstanding shares of common stock (the "Shares") of The Judge Group, Inc. (the "Company"), a Pennsylvania corporation, at a price of $1.05 per share of common stock, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2003 as and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003 and Amendment No. 2 filed with the SEC on June 16, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase, and the Letter of Transmittal were filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

         Unless otherwise stated below, the information set forth in the Offer to Purchase including all schedules and annexes thereto is hereby expressly incorporated herein by reference in response to all items of this Amendment, including, without limitation, all of the information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO. You should read this Amendment together with the Schedule TO we filed on May 19, 2003 and as amended and supplemented by Amendment No. 1 filed with the SEC on June 12, 2003 and Amendment No. 2 filed with the SEC on June 16, 2003.

ITEM 1. SUMMARY TERM SHEET

         Item 1 of Schedule TO is hereby amended and supplemented by including the following:

         The offering period expired at 12:00 midnight Eastern Standard Time, on Monday, June 16, 2003. The full text of the press release we issued on June 18, 2003 announcing the expiration of the offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(1)(xvii) hereto.

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 of Schedule TO is hereby amended and supplemented by including the following:

         The offering period expired at 12:00 midnight Eastern Standard Time, on Monday, June 16, 2003. The full text of the press release we issued on June 18, 2003 announcing the expiration of the offer and the acceptance of tendered shares for payment is filed as Exhibit (a)(1)(xvii) hereto.

ITEM 8.  INTEREST IN THE SECURITIES OF THE COMPANY.

         Item 8 of the Schedule TO is hereby amended and supplemented by adding thereto the following:

         The Offer expired at 12:00 midnight, Eastern Standard Time, on Monday, June 16, 2003. Based upon a preliminary count from the Depositary, as of 12:00 midnight, on Monday, June 16, 2003, approximately 3,453,427 Shares had been tendered pursuant to the offer and not withdrawn (including Shares tendered pursuant to a guarantee of delivery). Such tendered Shares, together with Shares owned by Purchaser and Continuing Shareholders, represent approximately 88% of the Shares outstanding. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for accepted Shares is expected to be made to the Depositary on or before Wednesday, June 18, 2003. A copy of the press release, dated Wednesday, June 18, 2003, issued by The Judge Group, Inc. announcing the completion of the tender offer is attached hereto as exhibit
(a)(1)(xvii) and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

         Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

         (a)(1)(xvii) Text of press release issued by The Judge Group, Inc. dated June 18, 2003.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Martin E. Judge, Jr.
                                 ------------------------------------
                                 Martin E. Judge, Jr., President
                                 Judge Group Acquisition Corporation
                                 June 17, 2003

                                 Martin E. Judge, Jr.
                                 ------------------------------------
                                 Martin E. Judge, Jr.
                                 June 17, 2003

                                 Michael A. Dunn
                                 ------------------------------------
                                 Michael A. Dunn
                                 June 17, 2003

                                  EXHIBIT INDEX

EXHIBIT NO                 DESCRIPTION

      a)(1)(xvii)     Text of Press Release issued by Judge Group Acquisition
                      Corporation on June 18, 2003.